Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

July 19, 2018

Re:	TAHAWI AEROSPACE CORP POS Offering Statement on Form 1-A Filed March 1st, 2018 File No. 024-10617

Ladies and Gentlemen:

On behalf of TAHAWI AEROSPACE CORP., a Delaware corporation (“Company”), we hereby request, pursuant to the rules (File No. 024-10617), as initially filed with the Securities and Exchange Commission (“Commission”) on October 4th, 2016 (“Offering Circular”) and its subsequent qualification, and the post qualification amendments filed on March 1st, 2018 to be withdrawn effective immediately, the company is no longer wish to pursue the offering. No securities had been sold under this offering.

Andy Altahawi

/s/ Andy Altahawi

CFO

TAHAWI AEROSPACE CORP